August 10, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	SP Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-167967
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join SP Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on August 12, 2010, at 12:00 noon, or as soon thereafter as practicable.

Sincerely,
SANDLER O’NEILL & PARTNERS, L.P.
By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Christopher S. Hooper Christopher S. Hooper An Officer of the Corporation